FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2006
                                  05 May, 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 05 May 2006



                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
British Sky Broadcasting Group plc ("The Company")

2. Name of shareholder having a major interest
Harris Associates L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Unknown

5. Number of shares / amount of stock acquired
800,000

6. Percentage of issued class
0.04%

7. Number of shares / amount of stock disposed
-

8. Percentage of issued class
-

9. Class of security
Ordinary shares of 50p each

10. Date of transaction
28 April 2006

11. Date company informed
4 May 2006

12. Total holding following this notification
54,839,000

13. Total percentage holding of issued class following this notification
3.03%

14. Any additional information
-

15. Name of contact and telephone number for queries
Alex White
020 7705 3081

16. Name and signature of authorised company official responsible for making this notification
David Gormley

Date of notification
5 May 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 May, 2006                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary